FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 26, 2010

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release “ABN AMRO Holding publishes its 2009 Annual Report”, dated 26 March 2010

Item 1

Amsterdam, 26 March 2010

ABN AMRO Holding publishes its 2009 Annual Report

ABN AMRO Holding today announces the publication of its 2009 Annual Report. The report comprises the consolidated results of The Royal Bank of Scotland N.V. (RBS N.V.) including the RBS acquired businesses, and the new ABN AMRO Bank N.V., including the Dutch State acquired businesses, reflecting the legal demerger on 6 February 2010.

This 2009 annual report is the last annual report of ABN AMRO Holding before the separation of ABN AMRO Bank N.V., planned for 1 April 2010, and the renaming of the ABN AMRO Holding N.V. to RBS Holdings N.V. immediately thereafter. After legal separation the RBS Holdings N.V. and its banking entity RBS N.V. will become majority owned by The Royal Bank of Scotland Group plc.

ABN AMRO Holding reports a net loss of EUR 4.4 billion (2008: a profit of EUR 3.6 billion) including results from discontinued operations; the net loss from continuing operations amounts to EUR 4.5 billion (2008:  a loss of EUR 12.9 billion). The results include those of the RBS acquired businesses amounting to a loss of EUR 4.2 billion (2008: a loss of EUR 12.5 billion) from continuing operations, which have been published as part of the RBS Group results announced on 25 February 2010. The results from continuing operations of the Dutch State acquired businesses, amounting to a loss of EUR 117 million (2008: a profit of EUR 471 million) are being published separately today on a pro forma basis and are included in the 2009 Annual Review of the new ABN AMRO Bank N.V.

ABN AMRO Holding and its consolidated subsidiaries have continued to remain well capitalised throughout 2009. Also, The Royal Bank of Scotland N.V. and the new ABN ARMO Bank N.V. are well capitalised to support the legal separation.

The 2009 Annual Report is available on www.rbs.com and www.abnamro.com.

For further information please contact:

ABN AMRO Bank Press Office pressrelations@nl.abnamro.com +31 20 6288900 ABN AMRO Bank Investor Relations investorrelations@nl.abnamro.com +31 20 3830517	RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758 RBS Group Media Relations +44 131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	26 March 2010	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Group Controller & Deputy Chief Financial Officer

		By:	/s/ Elisabeth Minkner
			Name:	Elisabeth Minkner
			Title:	SVP – Head of Reporting & Policy